July 19, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:                             Jones Energy, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-188896)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 16,100,000 shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2 p.m. (NYT) on July 23, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated July 11, 2013, through the date hereof:

Preliminary Prospectus dated July 11, 2013:

10,659 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu
Authorized Signatory

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Authorized Signatory

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Authorized Signatory

Signature Page to Acceleration Request Letter